EXHIBIT 99.1

Hydro Announces its Intention to Sell its Holding in Yara

Not for release, publication or distribution in, or into, the United States, Canada, Australia or Japan.

Norsk Hydro ASA announces its intention, subject to market conditions, to proceed with the sale of its holding in Yara International ASA ("Yara"), previously known as Hydro Agri. The shares to be sold by Hydro in the offering will amount to a minimum of 10% of Yara's outstanding shares, and up to its entire holding of 20% of Yara's outstanding shares. To contribute to a successful listing of Yara, it is intended to grant an option to the managers of the offering to cover over allotments of shares, and if the option is fully exercised, Hydro will sell its entire shareholding in Yara. It is intended that the offering will be completed on 25 March 2004 to coincide with the completion of the demerger and listing on the Oslo Stock Exchange.

The shares will be offered to institutional investors globally and retail investors in Norway. Full details of the offering will be included in a prospectus due to be published in March 2004. ABG Sundal Collier and UBS Investment Bank have been appointed to act as joint global co-ordinators and joint bookrunners of the offering. BMO Nesbitt Burns and Enskilda Securities have been appointed to act as co-lead managers in the offering.

The shares will be sold by Norsk Hydro ASA. Yara will not receive any proceeds from the offering.

Commenting on the announcement Thorleif Enger, Chief Executive Officer of Yara ASA, said: "Yara is the global No. 1 fertiliser company, with market leadership in all its key segments and a strong regional and global market presence. As a separately quoted company, Yara will focus on its strategy of profitable growth and cash generation."

------------------- This announcement does not constitute, or form part of, an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for securities and any subscription for or purchase of, or application for, shares in Yara to be issued or sold in connection with the offering should only be made on the basis of information contained in the prospectus to be issued in due course in connection with the offering and any supplements thereto. The prospectus will contain certain detailed information about Yara and its management, as well as financial statements and other financial data.

This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder. No public offering of the securities referred to herein is being made in the United States.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

This announcement and the information contained herein is not for publication, distribution or release in, or into, the United States, Canada, Australia or Japan. Stabilisation/FSA.

Contacts:

Peik Norenberg
(+47) 22 53 34 40
(+47) 91 76 15 56
Peik.Norenberg@hydro.com

Egil Hogna
+47 22 53 23 05
+47 90 18 78 65
Egil.Hogna@hydro.com